ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
January 3, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 333-51308
Dear Mr. Minore:
     I am writing on behalf of the Registrant to respond to the follow-up comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 68 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 70 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 68/70”), which you provided orally via telephone on December 29, 2011. The Registrant filed Amendment 68/70, pursuant to Rule 485(a) under the 1933 Act, on September 23, 2011 to register shares of Highland Natural Resources Fund, a new series of the Registrant (the “Fund”). Summaries of the Staff’s comments and the Registrant’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about January 6, 2012 pursuant to Rule 485(b) under the 1933 Act.
Prospectus
1.	In the Principal Investment Strategies section, please include a statement as to whether the Board of Trustees of the Fund (the “Board”) has considered whether the aggregate of the fees charged by the Fund and the Ascendant Natural Resources Master Fund (the “Master Fund”) will be more or less than if the Fund were invested directly in the securities held by the Master Fund.
Response: The Registrant will add a statement in the Principal Investment Strategies section that the Board has considered that the aggregate of the fees, on a net basis, charged by the Fund and the Master Fund would be the same as if the Fund were invested directly in the securities held by the Master Fund (i.e., if Ascendant Advisors, LLC (“Ascendant”) were to be a subadviser to the Fund).
2.	Please confirm the Registrant’s belief that the language in the “Principal Investment Strategies” section regarding the Fund’s investments in derivatives takes into account the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”).

Response: The Registrant believes, based in reasonable reliance on its understanding of the Master Fund’s intended investment strategy and the Master Fund’s stated belief to the same effect, that the disclosure regarding the Fund’s investments in derivatives is appropriate and takes into account the guidance provided in the Letter.
3.	With respect to the payment to be made by Ascendant to the Fund, please address the following supplementally: (i) the appropriateness of the payment under Section 36 of the 1940 Act and (ii) whether the payment would raise concerns under Section 17(d) of the 1940 Act, or Rule 17d-1 thereunder, if the Fund and the Master Fund were to become affiliated entities.
Response: The Registrant understands, and the Master Fund and Ascendant have confirmed in a participation agreement among Highland Funds Asset Management, L.P. (“HFAM”), the Registrant on behalf of the Fund, the Master Fund and Ascendant (the “Participation Agreement”), that the Board of the Master Fund did not consider the payment by Ascendant to the Fund to be expenses of Ascendant in assessing the reasonableness of the advisory fees to be paid by shareholders of the Master Fund. Further, the Fund’s Board, in considering the advisory fee (inclusive of administrative fees) payable to HFAM considered the reasonableness of HFAM’s fees in relation to the services provided. Accordingly, the Registrant does not believe an issue arises under Section 36 of the 1940 Act with respect to the advisory fees payable to either HFAM or Ascendant.
The payments described above also do not raise concerns under Section 17(d) or Rule 17d-1. As noted previously, the Fund and the Master Fund are not affiliated entities at this time, and even in the event that they were to become affiliated entities at a later date, the arrangements described are the result of arms-length bargaining and are on terms no less advantageous to the Fund than any other participant (in fact, the only advantage gained is to the Fund and its shareholders). The Registrant further submits that there would be, even in the event of an affiliation between the Fund and Master Fund, no “joint enterprise or other joint arrangement or profit-sharing plan,” as defined under Rule 17d-1(c), between the Fund and Ascendant, since the payment stream only goes to the Fund from Ascendant. We are not aware of any guidance that suggests that a transaction such as this one, where the investment company in question is only the recipient of an advantageous payment stream, has been considered a joint-enterprise or otherwise raises concerns under Section 17(d) or Rule 17d-1. Finally, we note that there is no material pecuniary incentive on the part of Ascendant to disadvantage the Fund, or indeed even an ability to do so under the Participation Agreement.
Statement of Additional Information
4.	Please included disclosure in the Statement of Additional Information that there are no material differences between the fundamental investment restrictions of the Fund and those of the Master Fund.
Response: The Registrant will add the requested disclosure.
*    *    *
     At your request, we are also filing the Participation Agreement with this letter. Please direct any questions concerning this letter to the undersigned at 617-235-4636.

Very truly yours,
/s/ Jessica Reece
Jessica Reece

cc:	Brian Mitts, Highland Funds Asset Management, L.P. Ethan Powell, Highland Funds Asset Management, L.P. Michael Doherty, Esq. Rajib Chanda, Esq.

ENCLOSURE
AGREEMENT
     THIS AGREEMENT is made and entered into as of the 8th day of December, 2011, by and among Highland Funds Asset Management, L.P. (“HFAM”), Highland Funds II (the “Trust”), a Massachusetts business trust, in respect of Highland Natural Resources Fund, a series thereof (the “HFAM Feeder Fund”), Ascendant Natural Resources Master Fund, (the “Master Fund”), a Delaware business trust, and Ascendant Advisors, LLC (“Ascendant”), with respect to the proposed investment by the HFAM Feeder Fund in the Master Fund.
WITNESSETH
     WHEREAS, the Trust and the Master Fund are each open-end management investment companies and the HFAM Feeder Fund and the Master Fund have the same investment objectives and substantively the same investment policies;
     WHEREAS, Ascendant currently serves as the investment adviser of the Master Fund;
     WHEREAS, HFAM currently serves as investment adviser of the HFAM Feeder Fund;
     WHEREAS, Ascendant serves as investment adviser of Ascendant Natural Resources Fund (the “Ascendant Feeder Fund”), a series of Northern Lights Trust;
     WHEREAS, the Trust desires to invest substantially all of the HFAM Feeder Fund’s investable assets in the Master Fund in exchange for a beneficial interest in the Master Fund (the “Investment”) on the terms and conditions set forth in this Agreement;
     WHEREAS, the Ascendant Feeder Fund will invest all of its investable assets in the Master Fund in exchange for a beneficial interest in the Master Fund on the terms and conditions required under Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”); and
     WHEREAS, the Master Fund believes that accepting the Investment is in the best interests of the Master Fund;
     NOW, THEREFORE, in consideration of the foregoing, the mutual promises herein made and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
I
THE INVESTMENT
1.1 Seed Investment. Ascendant will make commercially reasonable efforts to provide seed capital of approximately $10 million to the Master Fund from the Ascendant Feeder Fund within thirty (30) days of the date the Ascendant Feeder Fund commences its offering of shares to the public.

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1.2 Agreement to Effect the Investment. The Trust agrees to assign, transfer and deliver substantially all of the HFAM Feeder Fund’s investable assets (the “Assets”) to the Master Fund during the term of this Agreement at each Closing (as hereinafter defined). The Master Fund agrees in exchange therefor to issue to the HFAM Feeder Fund a beneficial interest (the “Interest”) in the Master Fund equal in value to the net asset value of the Assets of the HFAM Feeder Fund conveyed to the Master Fund on each such date of Closing.
1.3 Sales of Interest in the Master Fund. The Master Fund agrees that it will only sell shares of beneficial interest in the Master Fund to the HFAM Feeder Fund and the Ascendant Feeder Fund.
II
CLOSING AND CLOSING DATE
2.1 Time of Closing. The conveyance of the Assets in exchange for the Interest, as described in Article I, together with related acts necessary to consummate such transactions, shall occur initially on the date the Trust commences its offering of shares of the HFAM Feeder Fund to the public and at each subsequent date on which the Trust desires to make a further investment in the Master Fund (each, a “Closing”). All acts occurring at any Closing shall be deemed to occur simultaneously as of the last daily determination of the Master Fund’s net asset value on the date of Closing.
2.2 Related Closing Matters. On each date of Closing, the Trust, on behalf of the HFAM Feeder Fund, shall authorize the HFAM Feeder Fund’s custodian to deliver the Assets held by such custodian to the Master Fund’s custodian. The HFAM Feeder Fund’s and the Master Fund’s custodians shall each acknowledge, in a form acceptable to the other party, their respective delivery and acceptance of the Assets. The Master Fund shall deliver to the HFAM Feeder Fund acceptable evidence of the HFAM Feeder Fund’s ownership of the Interest. In addition, each party shall deliver to each other party such bills of sale, checks, assignments, securities instruments, receipts or other documents as such other party or its counsel may reasonably request. Each of the representations and warranties set forth in Article IV shall be deemed to have been made anew on each date of Closing.
III
MANAGEMENT FEES, WAIVERS, EXPENSE CAP AND REBATE
3.1 Management Fees. As investment adviser of the Master Fund, Ascendant will earn a management fee of 115 bps (1.15%) on the Average Daily Managed Assets in the Master Fund. As investment adviser of the Ascendant Feeder Fund, Ascendant will earn a management fee of 20 bps (0.20%) on the Average Daily Managed Assets in the Ascendant Feeder Fund. In its determination of the reasonableness of the aforementioned fees, the Board of Trustees of each of the Master Fund and the Ascendant Feeder Fund shall not consider the payments by Ascendant described in Section 3.4 hereof to be expenses of Ascendant. As investment adviser of the HFAM Feeder Fund, subject to approval by the Board of Trustees of the HFAM Feeder Fund (the “HFAM Trustees”), HFAM will earn a management fee (inclusive of administrative fees) of

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50 bps (0.50%) on the Average Daily Managed Assets in the HFAM Feeder Fund. “Average Daily Managed Assets” shall mean the average daily value of the total assets of the applicable fund, less all accrued liabilities of such fund other than the aggregate amount of any outstanding borrowings constituting financial leverage.
3.2 Waivers. Ascendant may be required to waive a portion of its management fees with respect to the Master Fund in order to comply with expense caps agreed upon herein (see Section 3.3, below). Additionally, Ascendant and HFAM, in consultation with each other, may determine that it is in the best interests of all parties to waive additional management fees. For Ascendant, this may require waiving additional fees payable by the Master Fund and/or waiving a portion of management fees payable by the Ascendant Feeder Fund. For HFAM, this may require HFAM to waive a portion of management fees payable by the HFAM Feeder Fund.
3.3 Expense Cap. As approved by the Board of Trustees of the Ascendant Feeder Fund and disclosed in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), with the Securities and Exchange Commission (the “SEC”) on June 15, 2011, Ascendant has contractually agreed to limit the total expense ratio of the Ascendant Feeder Fund through October 12, 2012, as follows: 2.60% for the Class A Shares, 3.35% for the Class C Shares and 2.35% for the Class I Shares (the “Initial Expense Cap”). HFAM will require the total expense ratio for the HFAM Feeder Fund through the term of this Agreement (inclusive of fees attributable to the Master Fund) to be capped at 2.25% for the Class A Shares, 2.90% for the Class C Shares and 1.90% for the Class Z Shares (the “New Expense Cap”).
3.4 Rebate to the HFAM Feeder Fund. During the term of this Agreement, Ascendant will make payments on a monthly basis, in arrears, of 30 bps (0.30%) of the Average Daily Managed Assets of the HFAM Feeder Fund to the HFAM Feeder Fund, out of the bona fide advisory profits of Ascendant. This waiver will be paid at all times regardless of the waivers of Ascendant’s management fee in place at the Master Fund or Ascendant Feeder Fund or waivers of HFAM’s management fee in place at the HFAM Feeder Fund or any expense cap arrangement in place.
IV
REPRESENTATIONS AND WARRANTIES
4.1 The Trust and HFAM. The Trust and HFAM represents and warrants to the Master Fund and Ascendant that:
     (a) Organization. The Trust is a business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts, the HFAM Feeder Fund is a duly and validly designated series of the Trust, and the Trust and the HFAM Feeder Fund have the requisite power and authority to own their property and conduct their business as now being conducted and as proposed to be conducted pursuant to this Agreement.
     (b) Authorization of Agreement. The execution and delivery of this Agreement by the Trust and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Trust and no other action or proceeding is

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necessary for the execution and delivery of this Agreement by the Trust, the performance by the Trust of its obligations hereunder and the consummation by the Trust of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Trust and constitutes a legal, valid and binding obligation of the Trust in respect of the HFAM Feeder Fund, enforceable against them in accordance with its terms.
     (c) Authorization of Investment. The Investment has been duly authorized by all necessary action on the part of the HFAM Trustees.
     (d) No Bankruptcy Proceedings. Neither the Trust nor the HFAM Feeder Fund is under the jurisdiction of a court in a proceeding under Title 11 of the United States Code (the “Bankruptcy Code”) or similar case within the meaning of Section 368(a)(3)(A) of the Bankruptcy Code.
     (e) HFAM Feeder Fund Assets. The HFAM Feeder Fund’s Assets will, at the initial Closing, consist solely of cash or cash equivalents.
     (f) Fiscal Year. The fiscal year end for the HFAM Feeder Fund is September 30.
     (g) Auditors. The HFAM Trustees have appointed KPMG LLP as the HFAM Feeder Fund’s independent public accountants to certify the HFAM Feeder Fund’s financial statements in accordance with Section 32 of the 1940 Act.
     (h) Registration Statement. The Trust has reviewed the Master Fund’s registration statement on Form N-1A, as filed with the SEC, and understands and agrees to the Master Fund’s policies and methods of operation as described therein.
     (i) Errors and Omissions Insurance Policy. The Trust has in force and shall at all times maintain an errors and omissions liability insurance policy with respect to the HFAM Feeder Fund covering losses for negligence and wrongful acts in an amount not less than $1,000,000.
     (j) SEC Filings. The Trust has duly filed all forms, reports, proxy statements and other documents (collectively, the “SEC Filings”) required to be filed under the 1933 Act, the Securities Exchange Act of 1934 (the “1934 Act”) and the 1940 Act (collectively, the “Securities Laws”) in connection with the registration of its shares, any meetings of its shareholders and its registration as an investment company. The SEC Filings were prepared in accordance with the requirements of the Securities Laws, as applicable, and the rules and regulations of the SEC thereunder, and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     (k) 1940 Act Registration. The Trust is duly registered as an open-end management investment company under the 1940 Act and the HFAM Feeder Fund and its shares are registered or qualified in any states where such registration or qualification is necessary and such registrations or qualifications are in full force and affect.

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4.2 The Master Fund and Ascendant. The Master Fund and Ascendant each represents and warrants to the Trust and HFAM that:
     (a) Organization. The Master Fund is a trust duly organized and validly existing under the laws of the State of Delaware and has the requisite power and authority to own its property and conduct its business as now being conducted and as proposed to be conducted pursuant to this Agreement.
     (b) Authorization of Agreement. The execution and delivery of this Agreement by the Master Fund and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Master Fund by its Board of Trustees and no other action or proceeding is necessary for the execution and delivery of this Agreement by the Master Fund, the performance by the Master Fund of its obligations hereunder and the consummation by the Master Fund of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Master Fund and constitutes a legal, valid and binding obligation of the Master Fund, enforceable against it in accordance with its terms.
     (c) Authorization of Issuance of Interest. The issuance by the Master Fund of the Interest in exchange for the Investment by the HFAM Feeder Fund of the Assets has been duly authorized by all necessary action on the part of the Board of Trustees of the Master Fund. When issued in accordance with the terms of this Agreement, the Interest will be validly issued, fully paid and non-assessable by the Master Fund.
     (d) No Bankruptcy Proceedings. The Master Fund is not under the jurisdiction of a court in a proceeding under Title 11 of the Bankruptcy Code or similar case within the meaning of Section 368(a)(3)(A) of the Bankruptcy Code.
     (e) Fiscal Year. The fiscal year end of the Master Fund is September 30.
     (f) Auditors. The Master Fund has appointed BBD, LLP as the Master Fund’s independent public accountants to certify the Master Fund’s financial statements in accordance with Section 32 of the 1940 Act.
     (g) Errors and Omissions Insurance Policy. The Master Fund has in force an errors and omissions liability insurance policy insuring the Master Fund against loss of up to $1,000,000 for negligence or wrongful acts.
     (h) SEC Filings. The Master Fund has duly filed all SEC Filings required to be filed with the SEC pursuant to the 1934 Act and the 1940 Act in connection with any meetings of its investors and its registration as an investment company. Beneficial interests in the Master Fund are not required to be registered under the 1933 Act because such interests are offered solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act. The SEC Filings were prepared in accordance with the requirements of the Securities Laws, as applicable, and the rules and regulations of the SEC thereunder, and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

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     (i) 1940 Act Registration. The Master Fund is duly registered as an open-end management investment company under the 1940 Act and such registration is in full force and effect.
     (j) Tax Status. The Master Fund is taxable as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”).
4.3 Ascendant. Ascendant represents and warrants to the Trust and HFAM that:
     (a) Organization. Ascendant is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and has the requisite power and authority to conduct its business as now being conducted.
     (b) Authorization of Agreement. The execution and delivery of this Agreement by Ascendant have been duly authorized by all necessary action on the part of Ascendant and no other action or proceeding is necessary for the execution and delivery of this Agreement by Ascendant. This Agreement has been duly executed and delivered by Ascendant and constitutes a legal, valid and binding obligation of Ascendant.
     (c) Advisers Act. Ascendant is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
4.4 HFAM. HFAM represents and warrants to the Master Fund and Ascendant that:
     (a) Organization. HFAM is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to conduct its business as now being conducted.
     (b) Authorization of Agreement. The execution and delivery of this Agreement by HFAM has been duly authorized by all necessary action on the part of HFAM and no other action or proceeding is necessary for the execution and delivery of this Agreement by HFAM. This Agreement has been duly executed and delivered by HFAM and constitutes a legal, valid and binding obligation of HFAM.
     (c) Investment Adviser. HFAM serves as the HFAM Feeder Fund’s investment adviser and is duly registered as an investment adviser under the Advisers Act.
V
COVENANTS
5.1 The Trust. The Trust covenants that:
     (a) Tax Status. The HFAM Feeder Fund will qualify for treatment as a regulated investment company under Subchapter M of the Code for all periods during which this Agreement is in effect, except to the extent a failure to so qualify may result from any action or omission of the Master Fund.

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     (b) Investment Securities. The HFAM Feeder Fund will own no investment security other than its interest in the Master Fund except for money market or short-term investments that are cash equivalents.
     (c) Proxy Voting. If requested to vote on matters pertaining to the Master Fund (other than a vote by the Trust to continue the operation of the Master Fund upon the withdrawal of the Ascendant Feeder Fund in the Master Fund), the Trust will
(i)	call a meeting of shareholders of the HFAM Feeder Fund for the purpose of seeking instructions from shareholders regarding such matters,

(ii)	vote the HFAM Feeder Fund’s Interest proportionally, as instructed by HFAM Feeder Fund shareholders, and

(iii)	vote the HFAM Feeder Fund’s Interest with respect to the shares held by HFAM Feeder Fund shareholders who do not give voting instructions in the same proportion as the shares of HFAM Feeder Fund shareholders who do give voting instructions.
     The Trust will hold each such meeting of HFAM Feeder Fund shareholders in accordance with a timetable reasonably established by the Master Fund. The expenses for such meeting will be paid for by the Master Fund or by Ascendant, in Ascendant’s discretion.
     (d) Insurance. The Trust shall at all times maintain errors and omissions liability insurance with respect to the HFAM Feeder Fund covering losses for negligence not less than $1,000,000.
5.2 HFAM. HFAM covenants that:
     (a) HFAM agrees to not offer the Natural Resources Strategy or a substantially similar strategy in any other vehicle other than the HFAM Feeder Fund.
5.3 HFAM will make commercially reasonable efforts to market the HFAM Feeder Fund within its distribution channels with a goal of increasing assets in the fund, with any such expenditures to be made from the bona fide advisory profits of HFAM.
5.4 The Master Fund. The Master Fund covenants that:
     (a) Advance Review of Certain Documents. The Master Fund will furnish the Trust and HFAM, at least 10 business days prior to filing or first use, as the case may be, with drafts of its registration statement on Form N-1A (including amendments). The Master Fund will not make any written or oral representation about the Trust or HFAM without prior written consent.
     (b) Informational Requests. Ascendant agrees to provide the following information to the HFAM Feeder Fund, or such other information as may reasonably be requested, within such periods as may reasonably be required by HFAM as adviser to the HFAM Feeder Fund, at Ascendant’s own expense:

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(i)	Provide data for monthly pitch book updates on a “best efforts” basis;

(ii)	Provide data/commentary for a monthly commentary (1-2 pages) on a “best efforts” basis;

(iii)	Provide data for a quarterly fact sheet on a “best efforts” basis;

(iv)	Provide data for, and make the Natural Resources strategy portfolio manager available for, a quarterly webcast and conference calls on a “best efforts” basis;

(v)	Make the portfolio manager or other similar representative of Ascendant available on a “best efforts” basis to travel for 5-10 days during each quarter;

(vi)	Make the portfolio manager and other representatives available once per year to meet with the HFAM Trustees in person at their request;

(vii)	Provide data for the HFAM Feeder Fund’s website;

(viii)	Respond to 15(c) requests from the HFAM Trustees during contract approval periods (including the initial filing and contract approval process);

(ix)	Provide, on a timely basis, periodic updates as requested by the HFAM Trustees, and quarterly portfolio and fund updates as specified by the HFAM Trustees; and

(x)	Ascendant agrees to give HFAM full access to the books and records of the Master Fund kept by Gemini Fund Services (“Gemini”), including accounting, administration, transfer agency and custodial records, complete with passwords to access Gemini’s website containing this information.
     (c) HFAM Feeder Fund Registration Statement. The Board of Trustees of the Master Fund will execute the signature pages required under Form N-1A or Form N-14 with respect to any HFAM Feeder Fund registration statement upon request.
     (d) Tax Status. The Master Fund will qualify to be taxable as a [partnership] under the Code for all periods during which this Agreement is in effect.
     (e) Insurance. The Master Fund shall at all times maintain errors and omissions liability insurance covering losses for negligence and wrongful acts in an amount not less than $1,000,000.
     (f) Availability of Interests. Conditional upon the Trust complying with the terms of this Agreement, the Master Fund shall permit the HFAM Feeder Fund to make additional Investments in the Master Fund on each business day on which shares of the HFAM Feeder Fund

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are sold to the public; provided, however, that the Master Fund may refuse to permit the HFAM Feeder Fund to make additional investments in the Master Fund on any day on which the Trustees of the Master Fund have reasonably determined that permitting additional Investments by the HFAM Feeder Fund in the Master Fund would constitute a breach of their fiduciary duties to the Master Fund.
5.5 Ascendant. Ascendant covenants that:
     (a) Ascendant agrees to not offer to retail investors the Natural Resources Strategy or a substantially similar strategy in any other vehicle other than the Ascendant Feeder Fund.
5.6 Indemnification by Ascendant
     (a) Ascendant will indemnify and hold harmless the Trust, HFAM, and their respective trustees, directors, officers and employees and each other person who controls the Trust, the HFAM Feeder Fund or HFAM, as the case may be, within the meaning of Section 15 of the 1933 Act (each, a “Covered Person” and collectively, “Covered Persons”), against any and all losses, claims, demands, damages, liabilities and expenses (each, a “Liability and collectively, the “Liabilities”) (including, unless Ascendant elects to assume the defense pursuant to paragraph (b), the reasonable costs of investigating and defending against any claims therefor and any counsel fees incurred in connection therewith), joint or several, whether incurred directly by the Trust or HFAM or indirectly by the Trust or HFAM through the Trust’s Investment in the Master Fund, which
(i)	arise out of or are based upon any of the Securities Laws, any other statute or common law or are incurred in connection with or as a result of any formal or informal administrative proceeding or investigation by a regulatory agency, insofar as such Liabilities arise out of, or are based upon, the ground or alleged ground that any direct or indirect omission or commission by the Master Fund (either during the course of its daily activities or in connection with the accuracy of its representations or its warranties in this Agreement) caused or continues to cause the Trust to violate any federal or state securities laws or regulations or any other applicable domestic or foreign law or regulations or common law duties or obligations, but only to the extent that such Liabilities do not arise out of and are not based upon an omission or commission of the Trust or HFAM;

(ii)	arise out of or are based upon an inaccurate calculation of the Master Fund’s net asset value (whether by the Master Fund, Ascendant or any party retained for that purpose);

(iii)	arise out of (A) any misstatement of a material fact or an omission of a material fact in the Master Fund’s registration statement (including amendments thereto) or included at Ascendant’s or the Master Fund’s request in advertising or sales literature used by the HFAM Feeder Fund, or (B) any misstatement of a material fact or an omission of a material fact

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in the registration statement or advertising or sales literature of any investor in the Master Fund, other than the Trust;

(iv)	arise out of the Master Fund’s having caused the HFAM Feeder Fund to fail to qualify as a regulated investment company under the Code;

(v)	result from the failure of any representation or warranty made by the Master Fund or Ascendant to be accurate when made or the failure of the Master Fund or Ascendant to perform any covenant contained herein or to otherwise comply with the terms of this Agreement;

(vi)	arise out of any unlawful or negligent act by the Master Fund, Ascendant or any director, trustee, officer, employee or agent of the Master Fund or Ascendant, whether such act was committed against the Master Fund, the Trust, HFAM or any third party;

(vii)	arise out of any claim that the systems, methodologies, or technology used in connection with operating the Master Fund, including the technologies associated with maintaining the master-feeder structure of the Master Fund;

(viii)	result from any Liability of the Master Fund to any investor in the Master Fund (or shareholder thereof), other than the HFAM Feeder Fund (and its shareholders); provided, however, that in no case shall Ascendant be liable with respect to any claim made against any such Covered Person unless such Covered Person shall have notified Ascendant in writing of the nature of the claim within a reasonable time after the summons, other first legal process or formal or informal initiation of a regulatory investigation or proceeding shall have been served upon or provided to a Covered Person, or any federal state or local tax deficiency has come to the attention of the Trust, HFAM or a Covered Person. Failure to notify Ascendant of such claim shall not relieve it from any liability that it may have to any Covered Person otherwise than on account of the indemnification contained in this paragraph.
     (b) Ascendant will be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such liability; but, if Ascendant elects to assume the defense, such defense shall be conducted by counsel chosen by Ascendant but reasonably acceptable to HFAM and the HFAM Feeder Fund. In the event Ascendant elects to assume the defense of any such suit and retain such counsel, each Covered Person and any other defendant or defendants in the suit may retain additional counsel but shall bear the fees and expenses of such counsel unless (A) Ascendant shall have specifically authorized the retaining of such counsel or (B) the parties to such suit include any Covered Person and Ascendant, and any such Covered Person has been advised by counsel that one or more legal defenses may be available to it that may not be available to Ascendant in which case Ascendant shall not be entitled to assume the defense of such suit notwithstanding the obligation to bear the fees and expenses of such counsel. Ascendant shall not be liable to indemnify any

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Covered Person for any settlement of any such claim effected without Ascendant’s written consent, which consent shall not be unreasonably withheld or delayed. The indemnities set forth in paragraph (a) will be in addition to any liability that the Master Fund might otherwise have to a Covered Person.
5.7 Indemnification by HFAM
     (a) HFAM will indemnify and hold harmless Ascendant and the Master Fund and their respective trustees, directors, officers and employees and each other person who controls Ascendant or the Master Fund, within the meaning of Section 15 of the 1933 Act (each, a “Covered Person” and collectively, “Covered Persons”), against any and all losses, claims, demands, damages, liabilities and expenses (including, unless HFAM elects to assume the defense pursuant to paragraph (b), the reasonable costs of investigating and defending against any claims therefor and any counsel fees incurred in connection therewith), joint or several, which
(i)	arise out of any misstatement of a material fact or an omission of a material fact in the HFAM Feeder Fund’s registration statement (including amendments thereto) or included in HFAM Feeder Fund advertising or sales literature, other than information provided by the Master Fund or included in HFAM Feeder Fund advertising or sales literature at the request of the Master Fund;

(ii)	result from the failure of any representation or warranty made by the HFAM Feeder Fund or HFAM to be accurate when made or the failure of the HFAM Feeder Fund or HFAM to perform any covenant contained herein or to otherwise comply with the terms of this Agreement; or

(iii)	arise out of any unlawful or negligent act by the HFAM Feeder Fund, HFAM or any trustee, officer, employee or agent of the HFAM Feeder Fund or HFAM, whether such act was committed against the Master Fund, the Trust, HFAM or any third party.
HFAM will be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such liability; but, if HFAM elects to assume the defense, such defense shall be conducted by counsel chosen by HFAM but reasonably acceptable to Ascendant and the Master Fund. In the event HFAM elects to assume the defense of any such suit and retain such counsel, each Covered Person and any other defendant or defendants in the suit may retain additional counsel but shall bear the fees and expenses of such counsel unless (A) HFAM shall have specifically authorized the retaining of such counsel or (B) the parties to such suit include any Covered Person and HFAM, and any such Covered Person has been advised by counsel that one or more legal defenses may be available to it that may not be available to HFAM in which case HFAM shall not be entitled to assume the defense of such suit notwithstanding the obligation to bear the fees and expenses of such counsel. HFAM shall not be liable to indemnify any Covered Person for any settlement of any such claim effected without HFAM’s written consent, which consent shall not be

ENCLOSURE
unreasonably withheld or delayed. The indemnities set forth in paragraph (a) will be in addition to any liability that HFAM might otherwise have to a Covered Person.
5.8 Redemptions. The Master Fund will meet all redemptions from the HFAM Feeder Fund in cash on a trade date plus one basis from the HFAM Feeder Fund. When the HFAM Feeder Fund receives a redemption request from its transfer agent, it will send such request to the Master Fund. The Master Fund will wire the requested cash to the HFAM Feeder Fund in exchange for an applicable number of shares based on the closing net asset value (“NAV”) of the Master Fund on the day the redemption is received.
5.9 Reasonable Actions. Each party covenants that it will, subject to the provisions of this Agreement, from time to time, as and when requested by another party or in its own discretion, as the case may be, execute and deliver or cause to be executed and delivered all such assignments and other instruments, take or cause to be taken such actions, and do or cause to be done all things reasonably necessary, proper or advisable in order to consummate the transactions contemplated by this Agreement and to carry out its intent and purpose. Further, each party will take all necessary actions, consistent with applicable fiduciary duties, to pursue the renewal of this Agreement with the Trustees of their respective funds each year beyond the Initial Term (as hereinafter defined).
5.10 General Covenants of the Parties.
     (a) The parties to this Agreement (the “Parties”) will work together to make decisions in the best interest of all Parties, with a priority given to the interests of the shareholders of the Ascendant and HFAM Feeder Funds.
     (b) The Parties will not take any actions that will result in a violation of the 1933 Act or the 1940 Act, including but not limited to any violation of Section 18 of the 1940 Act by the Master Fund.
     (c) The Parties will not take any actions to jeopardize the registered investment company status under the Code of any of the entities subject to this Agreement.
VI
CONDITIONS PRECEDENT
     The obligations of each party to consummate the transactions provided for herein shall be subject to:
     (a) the approval of all filings and contracts necessary to effectuate the terms in this Agreement by the Board of Trustees of the Master Fund and the HFAM Trustees,
     (b) performance by the other parties of all the obligations to be performed by the other parties hereunder on or before each Closing,
     (c) all representations and warranties of the other parties contained in this Agreement being true and correct in all material respects as of the date hereof and except as they may be

ENCLOSURE
affected by the transactions contemplated by this Agreement, as of each date of Closing, with the same force and effect as if made on and as of the time of such Closing, and the following further conditions that shall be fulfilled on or before each Closing:
6.1 Regulatory Status. All necessary filings shall have been made with the SEC and state securities authorities, and no order or directive shall have been received that any other or further action is required to permit the parties to carry out the transactions contemplated hereby.
6.2 Investment Objective/Restrictions. The HFAM Feeder Fund shall have the same investment objective and substantively the same investment restrictions as the Master Fund.
6.3 Adviser Oversight by HFAM and HFAM Trustees. HFAM reserves the right to review the Advisory Agreement between Ascendant and the Master Fund and recommend changes as suggested by the HFAM Trustees. Because the HFAM Feeder Fund will invest its assets in the Master Fund in a manner consistent with Section 12(d)(1)(E) of the 1940 Act, and because the Master Fund is managed by an entity under an advisory agreement not approved by the HFAM Trustees, the HFAM Trustees will require the ability to suggest changes prior to approving the master-feeder structure underlying this Agreement.
VII
ADDITIONAL AGREEMENTS
7.1 Notification of Certain Matters. Each party will give prompt notice to the other parties of:
     (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause either
(i)	any representation or warranty contained in this Agreement to be untrue or inaccurate, or

(ii)	any condition precedent set forth in Article VI hereof to be unsatisfied in any material respect at the time of any Closing and
     (b) any material failure of a party or any trustee, director, officer, employee or agent thereof to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such person hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.1 shall not limit or otherwise affect the remedies available, hereunder or otherwise, to the party receiving such notice.
7.2 Sales Channels.
     (a) The HFAM Feeder Fund will focus its distribution efforts towards all financial intermediaries offered by its principal underwriter including, but not limited to, wire houses, independent RIAs and certain broker dealers it has a relationship. The Ascendant Feeder Fund will focus its distribution efforts toward regional broker dealers and regional RIAs it has a relationship with that are offered by its principal underwriter. HFAM and Ascendant mutually

ENCLOSURE
agree to coordinate distribution efforts no less than monthly to alleviate any potential overlap in the distribution focus of the HFAM Feeder Fund and the Ascendant Feeder Fund.
     (b) 12b-1 Fees. The HFAM Feeder Fund will charge, subject to board approval, the following 12b-1 fees: Class A, 0.35%; Class C, 1.00% and Class R, 0.50%. The Ascendant Feeder Fund will charge the following 12b-1 Fees: Class A, 0.25%; Class C, 1.00%.
     (c) Additional Broker-Dealer Payments. To the extent it is determined to be in the best interests of the shareholders of the HFAM Feeder Fund to make additional payments to the various broker-dealers authorized to sell shares of the HFAM Feeder Fund, Ascendant will pay 100% of such payments out of its bona fide advisory profits. All other fees will be borne by each Feeder pro-rata based on total fees earned by Ascendant and HFAM.
7.3 Access to Information. The Master Fund and the Trust shall afford each other access at all reasonable times to such party’s officers, employees, agents and offices and to all its relevant books and records and shall furnish each other party with all relevant financial and other data and information as requested; provided, however, that nothing contained herein shall obligate the Trust to provide the Master Fund with access to the books and records of the Trust relating to any series of the Trust other than the HFAM Feeder Fund, nor shall anything contained herein obligate the Trust to furnish the Master Fund with the shareholder list, except as may be required to comply with applicable law or any provision of this Agreement.
7.4 Confidentiality. Each party agrees that it shall hold in strict confidence all data and information obtained from each other party (unless such information is or becomes readily ascertainable from public or published information or trade sources) and shall ensure that its officers, employees and authorized representatives do not disclose such information to others without the prior written consent of the party from whom it was obtained, except if disclosure is required by the SEC, any other regulatory body or the HFAM Feeder Fund’s or Master Fund’s respective auditors, or in the opinion of counsel such disclosure is required by law, and then only with as much prior written notice to the other party as is practical under the circumstances.
VIII
TERM, TERMINATION, AMENDMENT AND WAIVER
8.1 Term.
     (a) Initial Term. The initial term of this Agreement is two years (the “Initial Term”) from the date the HFAM Trustees approve the filings and contracts necessary to effectuate the terms in this Agreement.
     (b) Renewal. This Agreement will automatically renew every year upon approval of the applicable Boards of Trustees of the advisory agreements of the Master Fund and the Ascendant and HFAM Feeder Funds, respectively.
8.2 Termination.
     (a) This Agreement may be terminated by the mutual agreement of all parties.

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     (b) This Agreement may be terminated at any time by the HFAM Trustees.
     (c) This Agreement may be terminated with 60 days’ notice by HFAM if the Agreement would violate HFAM’s fiduciary duty to the shareholders of the HFAM Feeder Fund.
     (d) This Agreement may be terminated with 60 days’ notice by Ascendant if the Agreement would violate Ascendant’s fiduciary duty to the shareholders of the Master Fund.
     (e) The indemnification obligations of Ascendant set forth in Article V, Section 5.6 shall survive the termination of this Agreement.
8.3 Amendment. This Agreement may be amended, modified or supplemented at any time in such manner as may be mutually agreed upon in writing by the parties.
8.4 Waiver. At any time prior to any Closing, any party may:
     (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto.
     (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein.
IX
GENERAL PROVISIONS
9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made when actually received in person or by fax, or three days after being sent by certified or registered United States mail return receipt requested, postage prepaid, addressed as follows:

If to HFAM:	Brian Mitts
13455 Noel Road, Suite 800
Dallas, Texas 75240

If to Ascendant:	Paul Wigdor
Four Oaks Place
1330 Post Oak Blvd, Suite 1550
Houston, Texas 77056

If to the Master Fund:	Paul Wigdor
Four Oaks Place
1330 Post Oak Blvd, Suite 1550
Houston, Texas 77056

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If to the Trust:
Brian Mitts
13455 Noel Road, Suite 800
Dallas, Texas 75240
Any party to this Agreement may change the identity of the person to receive notice by providing written notice thereof to all other parties to the Agreement.
9.2 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
9.3 Headings. The headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
9.5 Entire Agreement. This Agreement and the agreements and other documents delivered pursuant hereto set forth the entire understanding between the parties concerning the subject matter of this Agreement and incorporate or supersede all prior negotiations and understandings, including any term sheets relating to the subject matter of this Agreement. There are no covenants, promises, agreements, conditions or understandings, either oral or written, between them relating to the subject matter of this Agreement other than those set forth herein. No representation or warranty has been made by or on behalf of any party to this Agreement (or any officer, director, trustee, employee or agent thereof) to induce any other party to enter into this Agreement or to abide by or consummate any transactions contemplated by any terms of this Agreement, except representations and warranties expressly set forth herein.
9.6 Successors and Assignments. Each and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and, except as otherwise specifically provided in this Agreement, their respective successors and assigns. Notwithstanding the foregoing, no party shall make any assignment of this Agreement or any rights or obligations hereunder without the written consent of all other parties. As used herein, the term “assignment” shall have the meaning ascribed thereto in the 1940 Act.
9.7 Governing law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the choice of law or conflicts of law provisions thereof.

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9.8 Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing one or more counterparts.
9.9 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.
9.10 Interpretation. Any uncertainty or ambiguity existing herein shall not presumptively be interpreted against any party, but shall be interpreted according to the application of the rules of interpretation for arm’s length agreements.
9.11 Limitation of Liability. The parties hereby acknowledge that the Trust has entered into this Agreement solely on behalf of the HFAM Feeder Fund and that no other series of the Trust shall have any obligation hereunder with respect to any liability of the Trust arising hereunder. A copy of the Agreement and Declaration of Trust of the Trust, together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the HFAM Feeder Fund.

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     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the date first written above.

HIGHLAND FUNDS II

On behalf of the Highland Natural
Resources Fund

By:
Name:
Title:

HIGHLAND FUNDS ASSET MANAGEMENT, L.P.

By:
Name:
Title:

ASCENDANT ADVISORS, LLC

On behalf of Ascendant Natural Resources Master Fund

By:
Name:
Title:

ASCENDANT ADVISORS, LLC

By:
Name:
Title: